SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                         MARINE MANAGEMENT SYSTEMS, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.002 par value
                         (Title of Class of Securities)

                                    568278105
                                 (CUSIP Number)


                                  April 8, 1998
             (Date of Event Which Requires Filing of This Schedule)


Check the following box to designate the rule pursuant to which this Schedule is filed:

     |X| RULE 13d-1(b)

     |_| RULE 13d-1(c)

     |_| RULE 13d-1(d)


----------
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

--------------------                                           -----------------
CUSIP No. 568278105                     13G                    Page 2 of 7 Pages
--------------------                                           -----------------


--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       WECHSLER & CO., INC.


--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       New York


--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            700,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             Not Applicable
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             700,000
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       Not Applicable

--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       700,000

--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       15.83%


--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       BD


--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 7 Pages

--------------------                                           -----------------
CUSIP No. 568278105                     13G                    Page 3 of 7 Pages
--------------------                                           -----------------


--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       NORMAN J. WECHSLER


--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            700,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             Not Applicable
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             700,000
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       Not Applicable

--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       700,000

--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       15.83%


--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 3 of 7 Pages

Item 1(a). Name of Issuer:

                    MARINE MANAGEMENT SYSTEMS, INC.

Item 1(b).    Address of Issuer's Principal Executive Offices:

                    470 West Avenue
                    Stamford, CT 06902

Item 2(a). Name of Person Filing:

                    This Schedule 13G is filed on behalf of (i) Wechsler & Co., Inc. and (ii) Norman J. Wechsler (each a "Reporting Person" and collectively, the "Reporting Persons").

Item 2(b). Address of Principal Business Office, or if None, Residence:

                    1520 South Bedford Road
                    Suite 310
                    Mount Kisco, NY 10549

Item 2(c). Citizenship:

                    Wechsler & Co., Inc. is a New York corporation and Norman J. Wechsler is a United States citizen.

Item 2(d). Title of Class of Securities:

                    Senior Convertible Note (with voting rights) convertible into Common Stock of Issuer

Item 2(e). CUSIP Number:

                   568278105

Item 3.    Type of Reporting Person:

                    (a) Wechsler & Co., Inc. is a Broker-Dealer registered under
                    Section 15 of the Securities Exchange Act of 1934, Norman J. Wechsler is the majority stockholder, Chairman of the Board and President of Wechsler & Co., Inc. and, accordingly, is considered the beneficial owner of securities beneficially owned by Wechsler & Co., Inc. Mr. Wechsler's beneficial ownership of the Issuer's Common Stock does not exceed 1% of such class of securities, exclusive of the Common Stock of the Issuer beneficially owned by Wechsler & Co., Inc. All of the equity securities of the Issuer beneficially owned by the Reporting Persons were acquired in the ordinary course of business and



                                Page 4 of 7 Pages
                    not with the purpose nor with the effect of changing or influencing the control of the Issuer, nor in connection with or as a participant in any transaction having such effect (including any transaction subject to Rule 13d-3(b) promulgated under the Securities Exchange Act of 1934.)


                    (b) - (h): Not Applicable

Item 4.    Ownership.

               (a)  Amount Beneficially Owned:

                    Wechsler & Co., Inc. is the beneficial holder of a Senior Convertible Note, dated April 8, 1998, in the aggregate principal amount of $700,000 and bearing simple interest payable at maturity (the "Note"), which Note is convertible into shares of Common Stock at a conversion price of $1.00 per share, subject to adjustment in certain circumstances. Mr. Wechsler is deemed the beneficial owner of such shares by reason of his relationship with Wechsler & Co., Inc.

               (b)  Percent of class:

                         15.83%

               (c)  Number of shares as to which such person has:


                    (i)  Sole power to vote or to direct the vote:

                         700,000

                    (ii) Shared power to vote or to direct the vote:

                         Not Applicable

                    (iii) Sole power to dispose or to direct the disposition of:

                         700,000

                    (iv) Shared  power to dispose  or to direct the  disposition of:

                         Not Applicable


                               Page 5 of 7 Pages

Items 5-9. Not Applicable


Item 10. By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                  SIGNATURE


          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: April 21, 1998

                                              WECHSLER & CO., INC.

                                              /s/ Norman J. Wechsler
                                              ----------------------------------
                                              Norman J. Wechsler, President


                                              /s/ Norman J. Wechsler
                                              ----------------------------------
                                              NORMAN J. WECHSLER





                                Page 6 of 7 Pages

     The undersigned hereby agree, pursuant to Rule 13-d-1(k)(1) to file a joint statement on Schedule 13G and amendments thereto pertaining to their shares of Common Stock of Marine Management Systems, Inc.

     This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other party hereto.

Date: April 21, 1998


                                             /s/ Norman J. Wechsler
                                              ----------------------------------
                                              Norman J. Wechsler


                                              WECHSLER & CO., INC.


                                              /s/ Norman J. Wechsler
                                              ----------------------------------
                                              Norman J. Wechsler,
                                              President



                               Page 7 of 7 Pages